# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: El Pollo Loco Holdings, Inc., CIK 0001606366
CUSIP: 268603107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3535 Harbor Blvd., Suite 100, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 06/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950170-25-079018
Filed by CIK 0001509012
Persons authorized to receive notices and communications: T.A. McKinney, CapitalSpring, 261 Madison Ave., 9th Floor, New York, New York (NY), 10016, (212) 981-0140; Paul Tanner, CIO, W.K.S. Restaurant Corporation, 5866 Corporate Ave., Suite 200, Cypress, California (CA), 90630, (562) 425-1402; Kris Herrmann & Louis Rambo, Proskauer Rose, LLP, Eleven Times Square, New York, New York (NY), 10036, (212) 969-3000

## Reporting persons
- CSIP VI Corporate Acquisitions, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,541,862; sole dispositive power 0; shared dispositive power 1,541,862; aggregate amount beneficially owned 1,541,862 (5.1% of the class)
- CSFC Financing I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 31,467; sole dispositive power 0; shared dispositive power 31,467; aggregate amount beneficially owned 31,467 (0.1% of the class)
- CSFC Management Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,573,329; sole dispositive power 0; shared dispositive power 1,573,329; aggregate amount beneficially owned 1,573,329 (5.2% of the class)
- CapitalSpring Finance Company, LLC (CIK 0001509012): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,573,329; sole dispositive power 0; shared dispositive power 1,573,329; aggregate amount beneficially owned 1,573,329 (5.2% of the class)
- Richard Fitzgerald: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,573,329; sole dispositive power 0; shared dispositive power 1,573,329; aggregate amount beneficially owned 1,573,329 (5.2% of the class)
- W.K.S. Restaurant Corporation: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roland Spongberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 89,191; shared voting power 0; sole dispositive power 89,191; shared dispositive power 0; aggregate amount beneficially owned 89,191 (0.3% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: El Pollo Loco Holdings, Inc.
Address of issuer's principal executive offices: 3535 Harbor Blvd., Suite 100, Costa Mesa, California (CA), 92626
Comment: This Schedule 13D represents Amendment No. 1 to the Schedule 13D filed by CSIP VI Corporation Acquisitions, LP, CSFC Financing I, LLC, CSFC Management Company, LLC, CapitalSpring Finance Company, LLC, and Richard Fitzgerald (the "CapitalSpring Reporting Persons") on May 29, 2025, and an initial filing on Schedule 13D for the WKS Reporting Persons (as defined in Item 2(a) hereof).

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.01 per share (the "Shares") of El Pollo Loco Holdings, Inc. (the "Issuer") are:

(i) CSIP VI Corporate Acquisitions, LP ("CSIP VI")
(ii) CSFC Financing I, LLC ("CSFC Fin I")
(iii) CSFC Management Company, LLC ("CapitalSpring")
(iv) CapitalSpring Finance Company, LLC ("CFC")
(v) Richard Fitzgerald
(vi) W.K.S. Restaurant Corporation ("WKS Corporation")
(vii) Roland Spongberg (together with WKS Corporation, the "WKS Reporting Persons")

WKS Corporation is owned by a holding company, which in turn is ultimately jointly owned by certain family trusts (together, the "WKS Trusts") for which Roland Spongberg, Jay Spongberg, and Paul Tanner (together with Jay Spongberg, the "Trustees") serve as trustees. Mr. Tanner directly holds 7,500 Shares. WKS Corporation, Roland Spongberg, the WKS Trusts, and the Trustees are referred to herein collectively as the "WKS Persons."
Residence or business address: The address of the principal business office of the CapitalSpring Reporting Persons is 3100 West End Avenue, Suite 940, Nashville, TN 37203. The address of the principal business office of the WKS Persons is 5856 Corporate Ave, Suite 200, Cypress, CA 90630.
Present principal occupation or employment: CSIP VI and CSFC Fin I are investment funds engaged in the purchase, holding and sale of securities for investment purposes. CFC is the parent company of CapitalSpring. CapitalSpring is the manager of CSFC Fin I and CFC and the investment manager of CSIP VI. Mr. Fitzgerald is the Managing Partner of CapitalSpring. WKS Corporation owns and operates multi-brand restaurant franchisees. Roland Spongberg is the Chief Executive Officer of WKS Corporation.
Criminal convictions in the last five years: No Reporting Person has, and to the best of the knowledge of the Reporting Persons, none of the WKS Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, and to the best of the knowledge of the Reporting Persons, none of the WKS Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CSIP VI is a Delaware limited partnership. Each of CSFC Fin I, CapitalSpring, and CFC is a Delaware limited liability company. Mr. Fitzgerald is a United States citizen. WKS Corporation is a California corporation. Each of Roland Spongberg, Jay Spongberg, and Paul Tanner is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Shares reported on this Amendment No. 1 to Schedule 13D as beneficially owned by Mr. Spongberg and Mr. Tanner were acquired using personal funds for an aggregate purchase price of $906,803.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on May 21, 2025, CapitalSpring entered into a Confidentiality Agreement with the Issuer. Also on May 21, 2025, WKS Corporation entered into a substantially similar confidentiality agreement with the Issuer (the "WKS Confidentiality Agreement"), a copy of which is attached hereto as Exhibit 4 and incorporated by reference into this Item 4. Representatives of CapitalSpring have continued to engage in discussions with the Issuer's management and other third parties, including WKS Corporation, with regard to a potential extraordinary transaction involving the Issuer and other third parties, with which CapitalSpring and WKS Corporation may participate, together or separately, as investors, financing sources, or otherwise. There is no assurance that any such transaction will develop or materialize, or if it does, as to its timing or whether the Reporting Persons will participate.

The Reporting Persons expect to continuously review their investment in the Issuer. Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

CSIP VI holds 1,541,862 Shares. CSFC Fin I holds 31,467 Shares. Roland Spongberg holds 89,191 Shares. The ownership percentages set forth on the cover pages to this Amendment No. 1 to Schedule 13D are based on 30,052,186 Shares outstanding as of April 25, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2025.

The information set forth in Item 2(c) and Item 4 of this Amendment No. 1 to Schedule 13D is incorporated into this Item 5(a) by reference. The CapitalSpring Reporting Persons and the WKS Reporting Persons, if aggregated together, hold approximately 1,662,520 Shares, representing approximately 5.5% of the outstanding Shares. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they are members of a "group." The Reporting Persons expressly disclaim the existence of, or membership in, a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder consisting of the CapitalSpring Reporting Persons and the WKS Reporting Persons, and the CapitalSpring Reporting Persons disclaim beneficial ownership with respect to any Shares beneficially owned by the WKS Persons, and the WKS Reporting Persons disclaim beneficial ownership of the shares beneficially owned by the CapitalSpring Reporting Persons, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On May 2, 2025, Roland Spongberg acquired an aggregate of 75,360 Shares in the open market at per-share purchase prices ranging from $9.39 to $9.53. On May 5, 2025, Roland Spongberg acquired an aggregate of 13,831 Shares in the open market at per-share purchase prices ranging from $8.97 to $9.0499. Other than as reported herein, the Reporting Persons did not effect any transactions with respect to the Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends or proceeds of the sale of the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference to this Item 6. WKS Corporation owns and operates certain franchised restaurants under the Issuer's brand.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 3 Joint Filing Agreement
Exhibit 4 Confidentiality Agreement dated May 21, 2025

## Signatures
- CSIP VI Corporate Acquisitions, LP: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (06/10/2025)
- CSFC Financing I, LLC: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (06/10/2025)
- CSFC Management Company, LLC: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (06/10/2025)
- CapitalSpring Finance Company, LLC: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (06/10/2025)
- Richard Fitzgerald: /s/ Richard Fitzgerald, Richard Fitzgerald (06/10/2025)
- W.K.S. Restaurant Corporation: /s/ Roland Spongberg, Roland Spongberg, President & CEO (06/10/2025)
- Roland Spongberg: /s/ Roland Spongberg, Roland Spongberg (06/10/2025)